September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (210) 345-3214

William R. Klesse
Chief Executive Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas
78249

> **Re:** **Valero Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2007**
> **File No. 001-13175**

Dear Mr. Klesse:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Selection of Comparator Group and Other Data Resources, page 15

1.   Please identify the 13 companies that comprise the comparator group of companies against which you benchmark compensation.   You also refer to certain other "oil refining and marketing" companies, companies in the general industry, and 10 identified "peer group" companies that are used by the company to benchmark compensation. Revise your disclosure to identify the companies referenced and specify which elements of compensation were benchmarked against which group of companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2.   You disclose that the committee establishes compensation "at or near the 50th percentile". For each element of compensation, please disclose the percentiles represented by *actual* compensation paid for 2006. Moreover, if any named executive officer's actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please discuss the reasons for the divergence.

Individual Performance and Personal Objectives, page 17

3.   You provide little discussion and analysis of the effect of individual performance on compensation despite disclosure on pages 15, 17, 19 and 21 suggesting it is a significant factor considered by the committee and Chief Executive Officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.

4.   Your disclosure omits discussion of how Mr. Klesse's compensation was structured relative to his predecessor and the other named executive officers following his assumption of the role of Chief Executive Officer.   Disclosure of changes to the compensation (both form and type) awarded in the prior fiscal year or that can be earned by Mr. Kleese in future years as compared to the compensation awarded to his predecessor may be information relevant to a shareholder's understanding of the compensation package provided to Mr. Klesse. Revise your disclosure accordingly.

Company's Financial Performance Objectives, page 19

5.   As noted in Section II.B.1 of Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive

officers. For example, please explain the reasons why the president's base salary and overall compensation was significantly higher than any of the other named executive officers.

6.   You disclose that the company failed to meet its Total Stockholder Return target yet the compensation committee used its discretion to make an upward adjustment of 25% to the bonus performance score. Please disclose the factors considered in making the upward adjustment. In addition, please discuss whether the committee considered the company's overall performance ranking as of December 31, 2006 when deciding to make the adjustment. See generally Instruction 1 to Item 402(b) of Regulation S-K.

Stock Options and Restricted Stock, page 22

7.   You disclose that the three financial metrics generated a bonus performance score of approximately 116%. You also disclose that annual incentives for the respective individual officers are determined by reference to the three factors disclosed on page 18. It is unclear from your disclosure how the percentage targets and amounts actually awarded were determined. Referencing the metrics and factors disclosed, please revise your disclosure to identify for each executive officer how you evaluated such factors and metrics when determining the actual amounts awarded.   See Item 402(b)(1)(v) of Regulation S-K.

Nonqualified Deferred Compensation Plans, page 25

8.   Please refer generally to Item 402(b)(2) of Regulation S-K. Although no exercises of discretion have been made to date, please revise to specify the circumstances in which the company would make discretionary contributions to participants' accounts.

Outstanding Equity Awards at December 31, 2006, page 35

9.   Provide a discussion of, or cross reference the discussion on page 21 that clarifies why the shares vested at the 150 % level. Additionally, provide context to the data presented in the table by providing an explanation in your Compensation Discussion and Analysis of the reason for the changes in share price that appear to be reflected in the option exercise price discrepancies for options that expire on 10/21/14, 10/20/12 and 10/19/13.

Potential Payments Upon Termination or Change in Control, page 44

10.   Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control

plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 52

Review, Approval and Ratification of Transactions With Management And Others, page 52

11.   Please clarify whether the policies and procedures with respect to related party transactions that are available on the company's intranet are the same or as inclusive as those articulated in the Code of Business Conduct and Ethics available on the company's website.

12.   We refer you to Item 404(a)(2)(3). Rather than stating that Mr. Wiechman's compensation is in excess of $120,000, specify the total dollar amount of compensation earned. Additionally, provide disclosure of any material differences in the compensation paid to employees who hold analogous positions to Mr. Wiechman at the company.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor